FOR IMMEDIATE RELEASE




              AMERADA HESS ANNOUNCES ACQUISITION OF TRITON SHARES
              ---------------------------------------------------



     New York,  New York,  August 14, 2001.  . . . . . Amerada Hess  Corporation
(NYSE: AHC) announced today that in response to its cash tender offer, made through its wholly owned subsidiary, Amerada Hess (Cayman) Limited, to purchase all of the Ordinary Shares of Triton Energy Limited for $45 per share, based on reports from The Bank of New York as Depositary, 63,751,116 Ordinary Shares (including 22,899,985 Ordinary Shares subject to guarantees of delivery) or 99.64% of the outstanding Ordinary Shares of Triton had been validly tendered and not withdrawn as of 12:00 midnight, New York time, on Monday, August 13, 2001, the expiration date of the offer. Amerada Hess (Cayman) has accepted for payment the tendered shares. The shares tendered include Ordinary Shares (subject to guarantees of delivery) issued on the conversion of the Preference Shares of Triton owned by Hicks, Muse, Tate & Furst Incorporated.


     As previously announced, Amerada Hess (Cayman) intends to effect a compulsory acquisition of the remaining Ordinary Shares that are not owned by Amerada Hess, Amerada Hess (Cayman) or any subsidiary of Amerada Hess in accordance with the law of the Cayman Islands as soon as is permitted by the law of the Cayman Islands.


About Amerada Hess Corporation
------------------------------

     Amerada Hess, headquartered in New York, is a global integrated energy company engaged in the exploration for and the production, purchase, transportation and sale of crude oil and natural gas, as well as the production and sale of refined petroleum products. Exploration and production activities take place primarily in the United States, the United Kingdom, Norway, Denmark, Brazil, Algeria, Gabon, Indonesia, Azerbaijan, Thailand and Malaysia.

     Amerada Hess produces approximately 425,000 barrels of oil equivalent per day, two-thirds of which is oil and one-third natural gas. Amerada Hess' total proved oil and gas reserves at December 31, 2000 were about 1.1 billion barrels of oil equivalent.

     Amerada Amerada Hess' refined petroleum products are manufactured at the HOVENSA refinery in St. Croix, United States Virgin Islands, which is owned jointly with Petroleos de Venezuela S.A. The refinery is one of the largest in the world with a capacity of 500,000 barrels per day. Amerada Hess markets refined petroleum products on the East Coast of the United States through its terminal network and approximately 1,180 HESS brand retail outlets.













       CONTACT: AMERADA HESS CORPORATION.......C.T. TURSI (212) 536-8593







                                      -2-